Exhibit 99.1

Mobile-health Network Solutions Announces Pricing of $9 Million Initial Public Offering

SINGAPORE, April 9, 2024 – Mobile-health Network Solutions (“MNDR” or the “Company”), a leading telehealth solutions provider in Singapore, today announced the pricing of its firm commitment initial public offering of an aggregate 2,250,000 Class A Ordinary Shares (the “Offering”). The Offering is priced at $4.00 per share (the “Offering Price”).

The Company has granted the underwriter a 45-day option to purchase up to an additional 337,500 Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment”).

Assuming that the Over-allotment is exercised, the Company is expected to receive gross proceeds amounting to $10.35 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The shares are expected to begin trading on the NASDAQ Stock Market LLC under the ticker symbol “MNDR” on April 10, 2024. The Offering is expected to close on or about April 12, 2024, subject to the satisfaction of customary closing conditions.

Network 1 Financial Securities, Inc. (“Network 1”), a full-service broker/dealer, acted as the sole book-running manager for the Offering. Sidley Austin LLP, Rajah & Tann Singapore LLP, and Harney Westwood & Riegels Singapore LLP are acting as U.S., Singapore, and Cayman legal counsel to the Company, respectively, and Loeb & Loeb LLP is acting as U.S. legal counsel to Network 1 for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-277254), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024. The Offering is being made only by means of a prospectus, forming part of the registration statement. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. Copies of the final prospectus related to the Offering may be obtained, when available, from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701, by phone at +1 732 758 9001 or by email at mndripo@netw1.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Mobile-health Network Solutions

We are a leading telehealth solutions provider in Singapore, in terms of the number of countries covered by our MaNaDr platform, including countries in the APAC region. We provide our services on our MaNaDr platform, which is accessible via our mobile application and website. We serve both the community of users, by offering personalized and reliable medical attention to users worldwide, as well as the community of healthcare providers, by allowing them to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Through our mobile application, we offer users with a range of seamless and hassle-free telehealth solutions, which encompasses teleconsultation services, including the issuance of electronic medical certificates and delivery of medications to users’ homes, as well as other personalized services such as weight management programs. For more information, please visit: https://manadr.com/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Underwriter Inquiries:

Network 1 Financial Securities, Inc.

Adam Pasholk, Managing Director – Investment Banking

2 Bridge Avenue, Suite 241

Red Bank, NJ 07701

(+1) 732 758 9001

Email: mndripo@netw1.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5 th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com